

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2019

Bonnie H. Anderson
Chairman and Chief Executive Officer
Veracyte, Inc.
6000 Shoreline Court, Suite 300
South San Francisco, CA 94080

Re: Veracyte, Inc.
Form 10-Q for Fiscal Quarter Ended March 31, 2019
Exhibit No 10.1
Filed April 30, 2019
File No. 001-36156

Dear Ms. Anderson:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance